Exhibit 99.1

March 15, 2018

BioAmber Inc.

1250 Rene Levesque West, Suite 4310

Montreal, Quebec, Canada H3B 4W8

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by BioAmber Inc. on or about March 15, 2018, which contains notification of BioAmber Inc.’s inability to file its Form 10-K by March 16, 2018. We have read BioAmber Inc.’s statements contained in Part III therein and agree with the statement that, as of this date, we require additional time to complete our audit in order to issue our Report of Independent Registered Public Accounting Firm on the consolidated financial statements of BioAmber Inc. and subsidiaries to be included in BioAmber Inc’s Form 10-K for the year ended December 31, 2017.

Very truly yours,

/s/ Deloitte LLP1

Montreal, Canada

1CPA auditor, CA, public accountancy permit No. A118581